SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GLOBALSANTAFE CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	98-0108989
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

15375 Memorial Drive Houston, Texas	77079-4101
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares, par value $0.01 per share	New York Stock Exchange, Inc.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

(Not Applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(title of class)

The discussion under the caption “Description of Registrant’s Securities to be Registered” in our Registration Statement on Form 8-A/A filed May 2, 2003 is hereby superseded in its entirety by the following:

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF SHARE CAPITAL

Description of Authorized Shares of GlobalSantaFe Corporation

The following discussion is a summary of our share capital. This summary is not complete and is subject to the complete text of our amended and restated memorandum of association (the “memorandum of association”) and our amended and restated articles of association (the “articles of association”), which are incorporated by reference as exhibits to this amendment to Form 8-A and are incorporated herein by reference, as well as applicable provisions of Cayman Islands law. We encourage you to read those documents carefully.

Authorized Share Capital

Our authorized share capital consists of $6,000,000, divided into 600,000,000 shares with a par value of $0.01 per share. We have the right to issue any of the 600,000,000 authorized shares with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions. Subject to the limitations set forth below under “Variation of Rights of Shares” and applicable law, our articles of association provide that the board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares, to provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation, any other redemption, repurchase, retirement, sinking fund, conversion or exchange rights, any restrictions, limitations and conditions upon the issuance of indebtedness and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law. No class of shares other than ordinary shares has been established as of the date of this document.

A shareholder is entitled to a share certificate, unless the board of directors decides that shares will not be certificated. The board of directors is also authorized under our articles of association to issue fractions of a share.

Voting

The holders of ordinary shares are entitled to one vote per share. Cumulative voting for the election of directors is prohibited by our articles of association. In the case of the election of directors, the affirmative vote of a majority of the total votes cast is required to elect each director. The articles of association provide that all resolutions put to a vote at any general meeting be decided on a poll (based on the number of shares held) taken in such manner as the chairman directs.

There are no limitations imposed by Cayman Islands law or our articles of association on the right of nonresident shareholders to hold or vote their shares.

Except as otherwise provided by Cayman Islands law or our articles of association, matters brought before shareholders require the approval of the shareholders by ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes cast by shareholders being entitled to vote and present in person or by proxy at a general meeting. Under Cayman Islands law, some matters, such as altering the memorandum of association or articles of association, changing the name of a company or the voluntarily winding up of a company, require the approval of the shareholders by a special resolution. In addition, under our articles of association, some matters, like resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of the shareholders by a special resolution. For purposes of our articles of association, a resolution is a special resolution when it has been passed by holders of shares having not less than two-thirds of the votes, being entitled to do so, voting in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Shares that are owned by us or one of our controlled entities will neither be entitled to vote nor be counted for quorum purposes, except that this does not limit the right of any entity to vote any shares held by it in a fiduciary capacity. An entity is a controlled entity if we own, directly or indirectly, a majority of the shares entitled to vote in the election of directors or other governing body of that entity or a majority of the equity ownership interests in that entity, as applicable.

Variation of Rights of Shares

If at any time our share capital is divided into different classes or series, the rights attached to any separate class or series of shares, unless otherwise provided by the terms of issue of the shares of that class or series, may be varied only with the consent in writing of the holders of all of the issued shares of that class or series or by a special resolution passed at a general meeting with the holders of the shares of that class or series voting separately as a class. Such class or series meetings and class or series votes (and any other class or series meetings or votes) may only be called at the direction of the board of directors or upon the written request of shareholders holding an aggregate of at least 25% of the outstanding shares of such class or series of our shares (unless otherwise expressly provided by the terms of issue of the shares of such class or series). Outstanding shares will not be deemed to be varied by the creation or issuance of additional shares that rank prior to or pari passu with those shares. The rights of the holders of ordinary shares will not be deemed to be varied by the creation or issue of any class or series of shares with preferred or other rights which may be effected by the board of directors under the terms of the articles of association.

Quorum for General Meetings

The presence at a shareholder meeting of one or more shareholders present in person or by proxy holding at least a majority of the issued and outstanding shares entitled to vote at such meeting will constitute a quorum and permits the conduct of shareholder business.

If a meeting is adjourned for lack of a quorum, it will stand adjourned to such day, time and place of the reconvened meeting as the directors may determine. Shareholders holding at least 35% of our outstanding ordinary shares may call extraordinary general meetings of shareholders.

Dividends and Related Matters

Subject to any rights and restrictions of any other class or series of shares, the board of directors may, from time to time, declare dividends on the shares issued and outstanding and authorize payment of the dividends out of our profits, retained earnings or share premium account, which is equivalent to additional paid in capital. The board of directors may declare that any dividend be paid wholly or partly by the distribution of our shares and/or specific assets. Dividends will be made or paid on an equal per share basis (in all material respects) to all holders of ordinary shares as of the record date fixed for such dividend.

There is currently no Cayman Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Cayman Islands company or its shareholders. There is currently no reciprocal tax treaty between the United States and the Cayman Islands. We have obtained an undertaking from the governor-in-council of the Cayman Islands under the Tax Concession Law (1999 Revision) that, in the event that any legislation is enacted in the Cayman Islands imposing tax on profits or income, or gains or appreciation, or any tax in the nature of estate duty or inheritance tax, that tax will not apply to us or to any of our operations or our shares, debentures or other obligations for a period of twenty years from February 13, 1990. By virtue of the Tax Concession Law (1999 Revision) the undertaking dated February 13, 1990 is binding and enforceable against the Government of the Cayman Islands at the suit of GlobalSantaFe Corporation. However, as a matter of Cayman Islands constitutional law, it is possible for the legislature to repeal the Tax Concession Law (1999 Revision) and enact new legislation, the effect of which might be to impose taxes upon GlobalSantaFe Corporation. As a matter of established Cayman Islands constitutional convention, any new legislation should not have retrospective effect. Therefore, under the law as of the date of this filing, there will be no Cayman Islands tax consequences with respect to distributions in respect to the ordinary shares.

Rights upon Liquidation or Winding Up

Upon our liquidation or winding up, whether voluntarily or involuntarily, after the full amounts to which holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation, distribution or winding up are entitled to receive have been paid or set aside for payment, the holders of our then outstanding ordinary shares are entitled to receive, pro rata, any of our remaining assets available for distribution to the holders of our ordinary shares or the consideration received by the liquidator upon a realization of such assets. The liquidator may deduct from the amount payable in respect of those ordinary shares any liabilities the holder has to us. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property.

No Preemptive Rights

No holders of our ordinary shares or of any other class or series of shares (unless otherwise expressly agreed to by us) will have preemptive or preferential rights to purchase any of our securities that may be issued in the future, whether or not the issuance of such securities would adversely affect the dividend, voting or any other rights of such holders.

Redemption and Conversion; Sinking Fund

Our ordinary shares are not convertible into shares of any other class or series or subject to redemption by us or the holder of the shares. The ordinary shares have no sinking fund provisions.

Repurchase of Shares

Under our articles of association, we may repurchase any of our issued shares by:

•	entering into an agreement with any one or more of our shareholders holding the shares to be purchased or with any other person;

•	tender offer; or

•	purchase on any exchange or market on which the shares are traded.

In each case, our articles of association provide that unless approved by ordinary resolution, the purchase price (before commissions) for any purchase of shares may be no greater than 125% of the greatest of:

•	the highest independent bid or the last transaction price, whichever is higher, quoted or reported pursuant to the consolidated system for any exchange or market on which the shares are traded, at any relevant time (as defined below);

•	the highest reported sales price on any exchange or market for the shares on any date not more than thirty consecutive trading days before or after any date on which a relevant time occurs; or

•	in the case of shares other than ordinary shares, the original per share issue price for shares of that class or series.

With respect to any purchase of shares, the relevant time(s) mean any one or more of the following that apply:

•	the time the purchase is considered settled under the rules of any stock exchange on which the shares are traded;

•	the time a certificate or certificates representing shares, endorsed for transfer or together with any necessary instrument of transfer, are delivered to us or the time shares are credited to our account with a securities intermediary by that intermediary;

•	the time the repurchase of shares is effected in the our register of shareholders;

•	in the case of an agreement or derivative instrument to purchase the shares, including a market-purchase with a later settlement, the time the agreement or instrument is entered into, and

•	in the case of a tender offer, the time the tender offer price is established, the time shares are accepted for payment or the time of payment for the shares.

We have undertaken, in a letter dated May 5, 2006 addressed to Institutional Shareholder Services and filed as an exhibit hereto, that, without a shareholder vote to approve such purchase, no purchase will be made:

•	at a price in excess of 105% (instead of 125%) of the highest reference price referred to above except pursuant to a tender offer that complies with the U.S. Securities and Exchange Commission’s “all holders” rule; or

•	from a person known by us to be a greater than 5% shareholder who has filed a statement on Schedule 13D except pursuant to purchases in the open market or by means of a tender offer that complies with the “all holders” rule.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the shares of minority holders in one of two ways:

•	By a procedure under the Companies Law of the Cayman Islands known as a “scheme of arrangement”. The terms of a scheme of arrangement may include the compulsory transfer of shares by shareholders to a specified person. The terms of a scheme of arrangement become binding when (i) they are approved by shareholders (1) who constitute a majority in number (that is, on a per capita basis, rather than a majority in interest) of the shareholders of the applicable class(es) of shares present and voting either in person or by proxy at a meeting or meetings summoned by order of the Grand Court of the Cayman Islands and (2) who hold at least 75% in value of the shares held by shareholders present and voting in person or by proxy at such meeting or meetings, (ii) the scheme of arrangement is subsequently sanctioned by the Grand Court of the Cayman Islands and (iii) a copy of the order by the court sanctioning the scheme of arrangement is delivered to the Registrar of Companies for registration. The terms of the scheme of arrangement will thereupon be binding on all relevant shareholders irrespective of their votes. The voting class(es) will not include the acquiring party if it is also a shareholder.

•	By acquiring pursuant to a tender offer 90% of a class of shares not already owned by the acquiring party. If the acquiring party has, within four months after the making of an offer for all the shares of the relevant class not owned by the acquiring party, obtained the approval of not less than 90% of all the shares to which the offer relates, the acquiring party may, at any time within two months after the end of that four-month period, require any dissenting shareholder (i.e., a shareholder who did not tender its shares) to transfer its shares on the same terms as the original offer. In those circumstances, a dissenting shareholder will be compelled to sell its shares on those terms, unless upon the dissenting shareholder’s application to the Grand Court of the Cayman Islands, made within one month from the date on which the notice to compulsorily acquire was given to the dissenting shareholder, the dissenting shareholder is able to persuade the Grand Court of the Cayman Islands to order otherwise.

Limitation on Changes in Control

Our articles of association have provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and may have the effect of discouraging actual or threatened changes of control.

Our articles of association provide that our board of directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares generally entitled to vote. The board of directors does not have the power to remove directors. Vacancies on the board of directors may be filled only by the majority vote of the remaining directors and not by the shareholders. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors. These provisions regarding our board of directors are subject to the rights of the holders of any class or series of shares issued having the right to nominate one or more directors voting separately as a class.

Our articles of association provide that, subject to the rights of the holders of any class or series of shares issued having the right to nominate one or more directors voting separately as a class, the board of directors will consist of at least six and not more than fifteen persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

Our articles of association establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors or propose any business at a general meeting of shareholders. Our articles of association provide generally that, if a shareholder desires to nominate candidates for election as directors or propose any business at an annual general meeting, that shareholder must give us notice not less than 90 days prior to the anniversary of the date of the immediately preceding annual general meeting. If a shareholder wishes to nominate candidates for election as directors (if the meeting was duly called for the election of directors) or propose any business at an extraordinary general meeting, that shareholder must notify us by the close of business on the 10th day following the date on which shareholders were first informed of the extraordinary general meeting. The notice must contain specified information concerning the shareholder submitting the proposal.

Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of our ordinary shares must be taken at a duly called annual or extraordinary general meeting of shareholders and may not be taken by written consent of all holders of ordinary shares. Extraordinary general meetings may be called by the board of directors or upon the written request of shareholders holding at least 35% of the ordinary shares entitled to vote.

The board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares, to issue from time to time any other classes or series of shares with the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or terms or conditions of redemption as it considers fit. The board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares. In addition, the articles of association provide that the rights of holders of ordinary shares will not be deemed to be varied by the granting of rights to purchase ordinary shares to the holders of ordinary shares under any rights agreement that may be entered into between us and a rights agent or the issue of ordinary shares pursuant to those rights. The entry into any such rights agreement, the granting of rights and the issue of ordinary shares pursuant to such rights may be effected by the directors without any consent or vote of the holders of the ordinary shares. We have undertaken, in a letter dated May 5, 2006 addressed to Institutional Shareholder Services filed as an exhibit hereto, that we will not adopt a shareholder rights plan utilizing preference shares unless such plan is approved by our shareholders in advance or within 12 months of adoption of the plan. We also undertook in that letter that we will not issue preference shares for a primary or principal purpose of acting as an anti-takeover device without a shareholder vote. No preference shares have been established as of the date of this document.

In addition to any approval by our shareholders and directors under Cayman Islands law, the approval by ordinary resolution at a general meeting called for such purpose is required in order for the board of directors to approve any of the following matters:

•	to merge, consolidate or amalgamate with another company;

•	to reorganize or reconstruct GlobalSantaFe Corporation pursuant to a plan sanctioned by the Cayman Islands courts; or

•	to sell, lease or exchange all or substantially all of our assets.

Although the Companies Law of the Cayman Islands does not currently provide for statutory mergers or consolidations of the nature commonly provided for under state corporation statutes in the United States, this vote requirement could apply to certain business combinations with a similar effect.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Investor Services, LLC.

Stock Exchange Listing

Our ordinary shares are listed on the New York Stock Exchange under the symbol “GSF.”

Prohibited Sale of Securities under Cayman Islands Law

As an exempted company in the Cayman Islands that is not listed on the Cayman Islands Stock Exchange, we are prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of our securities.

Item 2. Exhibits.

1. Amended and Restated Memorandum of Association of GlobalSantaFe Corporation, adopted by Special Resolution of the members effective May 23, 2006 (incorporated herein by this reference to Exhibit 3.1 of our Current Report on Form 8-K filed May 25, 2006).

2. Amended and Restated Articles of Association of GlobalSantaFe Corporation, adopted by Special Resolution of the shareholders effective May 23, 2006 (incorporated herein by this reference to Exhibit 3.2 of our Current Report on Form 8-K filed May 25, 2006).

3. Letter dated May 5, 2006, from GlobalSantaFe Corporation to Institutional Shareholder Services (incorporated herein by this reference to Exhibit 99.1 of our Current Report on Form 8-K filed May 8, 2006).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.

GLOBALSANTAFE CORPORATION
By:	/s/ Alexander A. Krezel
Alexander A. Krezel
Vice President, Secretary and Associate
General Counsel

Date: December 14, 2006